SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Permian Basin Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

714236106
(Cusip Number)

J. Taylor Crandall
201 Main Street, Suite 3100
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,806,000, which constitutes approximately 8.2% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 46,608,796 shares outstanding.

1.     Name of Reporting Person:

        Alpine Capital, L.P.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power: 3,806,000 (1)
Number of
Shares
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: 3,806,000 (1)
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,806,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  8.2%

14.     Type of Reporting Person: PN
------------
(1)     Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.     Name of Reporting Person:

          Robert W. Bruce III

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: 3,806,000 (1)
Owned By
Each
Reporting          9.     Sole Dispositive Power:  -0-
Person
With
                   10.     Shared Dispositive Power: 3,806,000 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,806,000 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  8.2%

14.     Type of Reporting Person: IN
-------------
(1)     Solely in his capacity as one of two general partners of Alpine Capital, L.P.

1.     Name of Reporting Person:

         Algenpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: 3,806,000 (1)(2)
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: 3,806,000 (1)(2)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,806,000 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  8.2%

14.     Type of Reporting Person: CO
------------
(1) Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power: -0-
Number of
Shares
Beneficially       8.     Shared Voting Power: 3,806,000 (1)
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power: 3,806,000 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,806,000 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 8.2%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

1.     Name of Reporting Person:

         The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                   7.     Sole Voting Power:  -0-
Number of
Units
Beneficially       8.     Shared Voting Power: -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power:  -0-
Person
With
                   10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: CO

1.     Name of Reporting Person:

         Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power: -0-
Number of
Units
Beneficially       8.     Shared Voting Power:  -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

            /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: IN

1.     Name of Reporting Person:

         Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                   7.     Sole Voting Power: -0-
Number of
Units
Beneficially       8.     Shared Voting Power:  -0-
Owned By
Each
Reporting          9.     Sole Dispositive Power: -0-
Person
With
                   10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.0%

14.     Type of Reporting Person: IN


Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 6, 1999, as amended by Amendment No. 1 dated October 5, 1999, as amended by Amendment No. 2 dated December 20, 1999, as amended by Amendment No. 3 dated February 24, 2000 (the "Schedule 13D"), relating to the Units of Beneficial Interest (the "Units"), of Permian Basin Royalty Trust (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.     SECURITY AND ISSUER.

     No material change.

Item 2.     IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

For purposes of future filings, Foundation, A. Bass and R. Bass shall no longer be Reporting Persons.

(b) - (f)

No material change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Alpine	Working Capital(1)	$22,647,089.92 (2)
R. Bruce	Not Applicable	Not Applicable
Algenpar	Not Applicable	Not Applicable
Crandall	Not Applicable	Not Applicable
Foundation	Not Applicable	Not Applicable
A. Bass	Not Applicable	Not Applicable
R. Bass	Not Applicable	Not Applicable

(1)  As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general.  None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares.
(2) This figure represents the total amount expended by Alpine for all purchases of Units without subtracting sales; therefore, such figure does not represent Alpine's net investment in Units. Alpine's net investment in Units is $18,394,418.32.

Item 4.     PURPOSE OF TRANSACTION.

     No material change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

ALPINE

The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 3,806,000, which constitutes approximately 8.2% of the outstanding Units.

R. BRUCE

Because of his position as one of two general partners of Alpine, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,806,000 Units, which constitutes approximately 8.2% of the outstanding Units.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,806,000 Units, which constitutes approximately 8.2% of the outstanding Units.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,806,000 Units, which constitutes approximately 8.2% of the outstanding Units.

FOUNDATION

Foundation is not the beneficial owner of any of the outstanding Units.

A. BASS

A. Bass is not the beneficial owner of any of the outstanding Units.

R. BASS

R. Bass is not the beneficial owner of any of the outstanding Units.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,806,000 Units.

R. BRUCE

As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,806,000 Units.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,806,000 Units.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,806,000 Units.

FOUNDATION

Foundation has no power to vote or to direct the vote or to dispose or to direct the disposition of any Units.

A. BASS

As one of three directors of Foundation, A. Bass has no power to vote or to direct the vote or to dispose or to direct the disposition of any Units.

R. BASS

As one of three directors of Foundation, R. Bass has no power to vote or to direct the vote or to dispose or to direct the disposition of any Units.

(c)  During the past 60 days, Alpine has sold Units in open market transactions on the New York Stock Exchange as follows:

DATE	NO. OF UNITS SOLD	PRICE PER UNIT
03/02/01	4,000	$6.50
03/05/01	2,000	6.47
03/06/01	8,700	6.57
03/08/01	3,300	6.57
03/12/01	12,200	6.44
03/13/01	12,700	6.47
03/14/01	29,000	6.46
03/15/01	5,200	6.46
03/16/01	6,300	6.47
03/19/01	23,800	6.41
03/20/01	34,700	6.45
03/21/01	11,800	6.49
03/22/01	21,000	6.49
03/23/01	14,900	6.39
03/26/01	12,800	6.49
03/27/01	17,400	6.50
03/28/01	11,200	6.52
03/29/01	7,600	6.50
03/30/01	1,500	6.52
04/02/01	14,000	6.56
04/03/01	15,000	6.62
04/04/01	14,400	6.49
04/05/01	20,000	6.50
04/06/01	15,700	6.43
04/09/01	1,300	6.51
04/10/01	21,000	6.45
04/11/01	5,000	6.46
04/12/01	5,000	6.51
04/16/01	50,200	6.56
04/17/01	77,500	6.64
04/18/01	57,200	6.71
04/20/01	30,000	6.50
04/23/01	22,600	6.46
04/24/01	62,900	6.47

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 24, 2001

ALPINE CAPITAL, L.P.

By: /s/ Robert W. Bruce III
Robert W. Bruce III,
Manager

/s/ Robert W. Bruce III
ROBERT W. BRUCE III

ALGENPAR, INC.

By: /s/ J. Taylor Crandall
J. Taylor Crandall,
President

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

/s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:
THE ANNE T. AND ROBERT M.
BASS FOUNDATION (1)
ANNE T. BASS (2)
ROBERT M. BASS (3)

(1)A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.
(2)A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.
(3)A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                    EXHIBIT INDEX

EXHIBIT                               DESCRIPTION

  99.1  Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.